Free-Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-134553

The following article regarding the launch of Lehman Brothers Holdings Inc.’s exchange-traded note program was carried on the Dow Jones newswire service and appeared on money.cnn.com on February 25, 2008. Lehman Brothers Holdings Inc. neither endorses nor adopts any of the opinions expressed in this article (other than any opinion expressed by any representative of Lehman Brothers which is expressly quoted and attributed to such representative in the article) regarding Lehman Brothers Holdings Inc.’s exchange-traded note program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

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ETF INVESTING: Three New ETNs Give Access To Commodities, Private Equity

BOSTON (Dow Jones) — Wall Street giant Lehman Brothers has thrown its hat into the growing market for exchange-traded notes, as the rivalry between ETNs and exchange-traded funds intensifies.

Last week, Lehman (LEH) listed a trio of ETNs — two for commodities and another designed to track the global private-equity market. The company said it plans to launch many more ETNs, which it sees as a better format than their ETF cousins for certain illiquid markets. Investors often have a choice between ETFs and ETNs for several sectors.

“People say ETNs are similar to ETFs, but they actually take very different approaches,” said Warun Kumar, Lehman’s managing director of structured investments for the Americas.

The three new ETNs are Opta S&P Listed Private Equity Index Net Return ETN ( PPE), Opta Lehman Brothers Commodity Index Pure Beta Total Return ETN (RAW) and Opta LBCI Pure Beta Agriculture Total Return ETN (EOH).

The private-equity ETN tracks an index of 30 global, listed private-equity companies, while the broad commodities ETN provides exposure to energy, metals, agriculture and livestock. The agriculture note follows grains such as corn, soybeans and wheat, as well as “soft” commodities like coffee, cotton and sugar.

As Lehman’s Kumar pointed out, ETFs and ETNs are similar, yet with key differences. Essentially, with ETFs, investors are buying shares which represent a stake in a portfolio that hold assets such as stocks, bonds or precious metals — akin to traditional mutual funds.

ETNs are long-term debt securities issued by the investment manager. They promise to pay investors the return of a particular index, minus fees. With ETNs, investors are taking on credit risk that the issuer will be solvent when they want to sell shares or when they reach maturity. One advantage of ETNs is that they shift the risk of index tracking error to the issuer.

ETFs and ETNs are comparable in that they are traded like individual exchange- listed securities — for example, both can be sold short.

Yet Lehman contends the ETF structure falls short in certain areas of the market that have been traditionally difficult for individual investors to access.

“ETNs are the better wrappers for investing in commodities and alternative asset classes,” Kumar said. “As ETFs get into more illiquid and complex asset classes, ETNs look like the better format.”

However, ETNs have come under some pressure recently.

First, the products suffered a blow late last year when the Internal Revenue Service took away a tax advantage of ETNs that provide exposure to foreign currencies. The mutual-fund business had lobbied hard against ETNs, saying they were the beneficiary of an unfair competitive advantage because of their tax treatment.

The IRS has also requested public comment on ETNs that provide exposure to stocks and commodities. A second adverse ruling would be a further setback for the growing ETN business.

“The IRS ruling on the tax treatment of ETNs didn’t affect our strategy,” Kumar said. “We think ETNs may have a place in investor portfolios regardless of tax treatment.”

Sibling rivalry

The first U.S.-listed ETF was launched in the early 1990s, and there are now 650 domestic ETFs with total assets of about $563 billion, according to research from Morgan Stanley. The ETF industry has been growing by leaps in recent years — more than 65% of ETFs have been listed in the past two years.

Meanwhile, ETNs were first introduced in 2006 and there are now about 30 products with a total value of around $5.5 billion, according to Lehman.

“ETNs can grow as much as ETFs,” Kumar contended. Lehman is indirectly involved in the ETF business because it licenses out its bond indexes for fixed- income funds.

Other financial giants have rolled out ETNs as well, including Goldman Sachs Group Inc. (GS), Bear Stearns Cos. (BSC) and Deutsche Bank (DB).

Divisions of British bank Barclays (BCS) are big players in both fields. The company says it opts for the ETN structure for asset classes that are more difficult to reach.

A new passage to India

One ETN managed by Barclays that gives investors access to India’s stock market has been impacted by that country implementing stricter regulations on foreign investments. The changes ban the use of offshore derivatives offered by banks and securities firms.

In response, Barclays in October suspended any further issuance, sales from inventory, or lending activities with respect to iPath MSCI India Index ETN ( INP). As a result, the ETF essentially became a closed-end fund, and traded at a premium to the net asset value, or NAV, due to supply and demand imbalances.

In mid-January, Barclays said it would resume “lending iPath India notes from inventory as available from time to time and as consistent with its normal trading practices.” However, it warned any purchases of the ETN in secondary markets “may be at a purchase price significantly different from their indicative value.” The ETN continued to trade at a premium last week.

WisdomTree Investments Inc. (WSDT) on Friday launched the first pure ETF tracking Indian stocks, WisdomTree India Earnings Fund (EPI), on the NYSE Arca. The companies are weighted by net income.

WisdomTree didn’t hesitate to take a shot at the India ETN’s recent difficulties, saying its own product is “an improvement over existing offerings, “ according to marketing materials.

The company said that the ETF structure, which allows creation and redemption of local shares trading on stock exchanges in India, could help its India Earnings Fund “trade closer to the underlying NAV of the securities in the fund, as compared to exchange-traded notes or closed-end funds that offer access to India.” WisdomTree added: “Funds that oscillate between wide premiums and wide discounts to NAV can add unwanted volatility to a portfolio.”

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Opta ETNs and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

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